

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 12, 2018

<u>Via E-mail</u>
Mr. Carl A. Serger
Chief Financial Officer
Futures Portfolio Fund L.P.
c/o Steben & Company, Inc.
9711 Washingtonian Blvd., Suite 400
Gaithersburg, MD 20878

> **Re: Futures Portfolio Fund L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 24, 2017**
> **File No. 000-50728**

Dear Mr. Serger:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities